FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry To Expand Application Ecosystem By Making Amazon Appstore Available on BlackBerry 10 Smartphones	2.

Document 1

  NEWS RELEASE
June 18, 2014

FOR IMMEDIATE RELEASE

BlackBerry To Expand Application Ecosystem By Making Amazon Appstore Available on BlackBerry 10 Smartphones

Strategic Move Will Give BlackBerry Users Access to the Vast Selection of Android Apps in the Amazon Appstore, While Enabling BlackBerry to Focus on Enterprise Application Development

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that the Amazon Appstore will be available with the launch of the BlackBerry 10.3 operating system this fall, greatly expanding access to thousands of the most popular apps and games to BlackBerry customers.

With more than 240,000 Android applications in the Amazon Appstore worldwide, BlackBerry 10 device customers will gain access to popular apps such as Groupon, Netflix, Pinterest, Candy Crush Saga and Minecraft.

The strategic move also enables BlackBerry to align its developer program with its renewed focus on delivering the most secure, end-to-end mobile enterprise solutions, by placing more emphasis on the development of vital enterprise and productivity applications.

“Making the Amazon Appstore available on BlackBerry 10 devices will help BlackBerry continue to meet two essential needs: greater app availability for our smartphone users and enhanced productivity solutions for enterprises,” said BlackBerry Executive Chairman and CEO John Chen. “We’ve listened to our customers and have taken this important step to deliver on their needs, while executing on our strategy.”

BlackBerry and Amazon will be working with the BlackBerry application developer community to help them migrate their apps to the Amazon Appstore in preparation for the 10.3 launch, where they will benefit from the store’s powerful promotional tools that enable maximum discoverability and profitability.  This will include Appstore Developer Select, which provides enhanced merchandising, as well as Amazon Coins incentives, the Developer Promotions Console, which enables real-time pricing adjustments and specials, and the popular Free App of the Day program.

BlackBerry will unveil a new enterprise application partner program for corporate developers, ISVs and systems integrators, designed to expand the number of enterprise applications that leverage BlackBerry 10 to deliver business-class functionality and enhance users’ productivity, communication and collaboration.

For more information about BlackBerry 10, visit www.blackberry.com/blackberry10OS.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
+1-519-597-7273
mediarelations@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 18, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer